[Letterhead of Movado Group, Inc.]

July 18, 2014

VIA EDGAR

Mr. William H. Thompson
United States Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended January 31, 2014
Filed March 28, 2014
File number 1-16497

Dear Mr. Thompson,

This letter is submitted on behalf of Movado Group, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended January 31, 2014 (the “Form 10-K”) filed on March 28, 2014, as set forth in your letter dated July 8, 2014 to Efraim Grinberg (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter, and we have bolded the headings of our responses thereto.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments and our responses refer to the Form 10-K.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form 10-K, as applicable.

As discussed herein, the Company expects to file an annual report on Form 10-K for its fiscal year ended January 31, 2015 by the end of March 2015 and will comply with the requirements with Comments 1, 2, 3, 4 and 5 in that filing.  Accordingly, the Company respectfully requests that compliance with these Comments, not require that the Company file an amendment to its annual report on Form 10-K for its fiscal year ended January 31, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. Please tell us your consideration of discussing the extent to which your international operations are more profitable than your U.S. operation and the reasons why.  While we note that all corporate expenses are included in your U.S. results, it appears there are other factors contributing to the varying results between your U.S. and international operations.  In this regard, based on the segment disclosures in note 13 to the financial statements, we note that 47% of consolidated net sales are attributed to international operations, whereas 84% of operating income is attributed to international operations in fiscal 2014.

Response to Comment No. 1

International operations, based on the segment disclosures, are more profitable than the Company’s U.S. operations because as stated in the Company’s current disclosures, U.S. operations includes certain unallocated corporate expenses and in addition, the International operations includes the intercompany profits attributable to the Company’s supply chain operations in Switzerland and Asia, and profits are recorded in accordance with the geographic location of those operations (except for the portion related to the Retail supply chain profits which are included in the Company’s U.S. operations).  The Company respectfully proposes that in future disclosures it will mention such profits as increasing International wholesale operating income.

Historical Disclosures

International Wholesale Operating Income

Operating income of $56.7 million and $47.2 million was recorded in the international location of the Wholesale segment for fiscal 2014 and 2013, respectively. The increase in income of $9.5 million was due to higher gross profit of $13.2 million, which was primarily attributable to higher sales. The higher gross profit was partially offset by higher SG&A expenses of $3.6 million, which included higher marketing expenses of $2.5 million and higher trade show expenses of $2.5 million, primarily related to the Baselworld Watch and Jewelry Show and the effect of fluctuations in foreign currency exchange rates, which unfavorably impacted SG&A expenses for fiscal 2014 by $0.9 million.  These increased SG&A expenses were partially offset by lower compensation and benefit expenses of $2.9 million resulting primarily from a lower accrual for performance-based compensation and lower expenses related to separation agreements.

Future Disclosures

International Wholesale Operating Income

Operating income of $56.7 million and $47.2 million, which includes certain profits related to the Company’s supply chain operations, was recorded in the international location of the Wholesale segment for fiscal 2014 and 2013, respectively. The increase in income of $9.5 million was due to higher gross profit of $13.2 million, which was primarily attributable to higher sales. The higher gross profit was partially offset by higher SG&A expenses of $3.6 million, which included higher marketing expenses of $2.5 million and higher trade show expenses of $2.5 million, primarily related to the Baselworld Watch and Jewelry Show and the effect of fluctuations in foreign currency exchange rates, which unfavorably impacted SG&A expenses for fiscal 2014 by $0.9 million.  These increased SG&A expenses were partially offset by lower compensation and benefit expenses of $2.9 million resulting primarily from a lower accrual for performance-based compensation and lower expenses related to separation agreements.

Consolidated Financial Statements, page 48
Notes to Consolidated Financial Statements, page 53

General

2. Please refer to ASC 505-10-50-3 and tell us your consideration of disclosing, in summary form within the financial statements, the pertinent rights and privileges of Class A common stockholders and common stockholders; e.g., dividend preferences, participation rights, conversion rights and voting rights.

Response to Comment No. 2

As disclosed in Item 5 of the Form 10-K, each share of common stock is entitled to one vote per share and each share of class A common stock is entitled to 10 votes per share on all matters submitted to a vote of the shareholders. Each holder of class A common stock is entitled to convert, at any time, any and all such shares into the same number of shares of common stock. Each share of class A common stock is converted automatically into common stock in the event that the beneficial or record ownership of such shares of class A common stock is transferred to any person, except to certain family members or affiliated persons deemed “permitted transferees” pursuant to the Company’s Restated Certificate of Incorporation as amended. Except for the foregoing 10 for 1 voting right, each share of class A common stock has identical rights and privileges as a share of common stock. The Company respectfully submits that it will include in summary form within the financial statements in future filings a description of the pertinent rights and privileges of Class A common stockholders and common stockholders; e.g., dividend preferences, participation rights, conversion rights and voting rights.

Note 13 – Segment Information, page 70

3. With a view towards providing clarifying disclosure in future filings, please help us understand why income before tax for U.S. operations as disclosed in the income tax footnote on page 63 is significantly higher than U.S. operating income (loss) as disclosed in the segment footnote for each period presented, whereas income before tax for international operations is significantly less than international operating income (loss) for each period presented.

Response to Comment No. 3

The Company allocates certain items for segment reporting differently than for tax reporting.  For tax purposes, sales made to Caribbean and Latin American customers are recorded in a U.S. entity.  In segment reporting, specifically in the U.S. location of the wholesale segment, the Company excludes Caribbean and Latin American transactions.  These transactions are included in the International location of the wholesale segment. In addition, for segment reporting purposes, the Company allocates the Retail segment supply chain profits associated with the

Company’s assembly and product sourcing in Switzerland and Asia, to the U.S. Retail business, but for tax purposes such transactions are not allocated to U.S. entities. Finally, for purposes of segment reporting, certain intercompany transactions are eliminated, but for tax purposes, intercompany transactions are captured as individual entity transactions and not eliminated.  The following is a summary reconciliation of the geographic location of operating income to the geographic location of income before taxes:

Fiscal Year Ended January 31, 2014
($ in millions)

	U.S. Operations	International Operations
Operating Income	$11.0	$56.7	per 10-K Note 13 - Segment Information (pg. 71)

Reconciling Items:
Caribbean Operations	20.3	(20.3)
Retail Supply Chain Profit	(5.7)	5.7
Intercompany Transactions	1.2	(1.2)
Total Other Reconciling Items	$15.9	$(15.9)

Non-Operating Items:
Sale of Building	0.0	1.5
Net Interest	(0.3)	(0.1)
Total non-operating items	$(0.3)	$1.4

Income Before Taxes	$26.6	$42.3	per 10-K Note 7 - Income Taxes (pg. 63)

4. Please refer to ASC 280-10-50-40 and tell us your consideration of disclosing revenues by brand or by brand category; e.g., luxury, accessible luxury and licensed brands.  In this regard, we note your disclosure on page 22 of Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) that gross margin are primarily affected by four major factors, one of which is brand and product sales mix.  Additionally, where you disclose on page 22 of MD&A that watches in the luxury category generally earn lower gross margin percentages than watches in the accessible luxury category, please tell us your consideration of disclosing how gross margin percentages for sales of licensed brand watches compare to sales in the luxury and accessible luxury categories.

Response to Comment No. 4

In reference to ASC 280-10-50-40, “A public entity shall report the revenues from external customers for each product or service or each group of similar products and services….” The Company’s net sales and revenue are almost entirely generated from sales of a single product, namely watches.

Regarding consideration of disclosing how gross margin percentages for sales of licensed brand watches compare to sales of watches in the luxury and accessible luxury categories, the Company will revise future disclosures to state the comparison of gross margin percentages for the licensed brand category compared to the luxury brand category.  Please note as of April 30, 2014, the Company divides its watch business into two principal categories: the luxury category and the licensed brands category. The luxury category consists of the Ebel®, Concord®,

Movado® and ESQ® Movado brands.  Previously, the Company classified the Movado and the ESQ Movado brands together as a separate category referred to as accessible luxury.

Historical disclosure, page 22-23

Gross margins vary among the brands included in the Company’s portfolio and also among watch models within each brand. Watches in the luxury category generally earn lower gross margin percentages than watches in the accessible luxury category. Gross margins in the Company’s outlet business are affected by the mix of product sold and may exceed those of the wholesale business since the Company earns margins on its outlet store sales from manufacture to point of sale to the consumer.

Future disclosure

Gross margins vary among the brands included in the Company’s portfolio and also among watch models within each brand. Watches in the luxury category generally earn higher gross margin percentages than watches in the licensed brand category. The difference in gross margin percentages for the licensed brand category is primarily the impact of royalty payments made on the licensed brands.  Gross margins in the Company’s outlet business are affected by the mix of product sold and may exceed those of the wholesale business since the Company earns margins on its outlet store sales from manufacture to point of sale to the consumer.

Schedule II

5. In reference to the roll-forward of the deferred tax asset valuation allowance and with a view toward enhancing your disclosure in future filings, please tell us the nature of each of the various adjustments to the valuation allowance each year.  For example, it appears there were three adjustments to the valuation allowance during the fiscal year ended January 31, 2014 captioned “prior year adjustments and tax rate changes,” “reversal due to merger/liquidations,” and “P&L adjustments.”  Please explain each of these adjustments as well as each of the adjustments to the valuation allowance during the other fiscal years presented.  Additionally, please reconcile for us the following items: 1) the change in deferred income taxes per the statements of cash flows to the income tax footnote; 2) the change in the net deferred tax assets/liabilities per the income tax footnote to the deferred tax provision per the income tax footnote; and 3) net deferred tax assets/liabilities per the income tax footnote to deferred tax assets and liabilities per the balance sheet.

Response to Comment No. 5

The following is a table of the various adjustments to the valuation allowance for each of the past three years, as well as a description of these adjustments:

	For the year ended
	1/31/14	1/31/13	1/31/12
P&L adjustments (1)	$(1,428)	$(19,817)	$(14,139)
OCI adjustments (2)	-----	(942)	332
Prior year adjustments and tax rate changes (3)	238	(23)	(304)
Reversal due to merger/liquidations (4)	(2,302)	-----	-----
Expired tax losses (5)	-----	(208)	(329)
Total adjustments	$(3,492)	$(20,990)	$(14,440)

1)	Net release of valuation allowance.

2)	The current year (decrease of) or increase in the previously established valuation allowance related to a net deferred tax asset recorded as a benefit within Other Comprehensive Income.

3)
Changes to the valuation allowance as a result of the final determination of the deferred tax attribute as a result of the filing of the tax return and any change in the tax rate with a subsequent true-up adjustment to the valuation allowance.

4)	Two legal entities were liquidated out of existence and the deferred tax asset and related valuation allowance were released from the consolidated balance sheet.

5)	As the tax loss was expired, the related deferred tax asset was charged against the valuation allowance previously recorded.

The following table reconciles the change in deferred income taxes per the statements of cash flows to the income tax footnote:

Change in deferred income taxes per:
Statements of Cash Flow	$4,169
FIN 48 decrease not included in tax footnote (1)	651
Deferred tax expense per the income tax footnote	$4,820

1)
The decrease in the long-term liability for the accrual for uncertain tax positions (“FIN 48”) is not included in the deferred tax expense footnote and has been separately stated as non-current in the tax footnote.

The following table reconciles the change in the net deferred tax assets/liabilities per the income tax footnote to the deferred tax provision per the income tax footnote:

Change in net deferred tax assets/liabilities	$6,646
Amounts reclassed to non-deferred tax accounts (1)	(1,826)
Deferred income tax provision per the income tax footnote	$4,820

1)
The amounts reclassed primarily pertain to the tax effect related to the consolidating gross profit elimination which is considered a prepaid tax, and therefore reclassed to other current tax assets and the change in the FIN 48 reserve which is excluded from the deferred tax analysis portion of the income tax footnote.

The following table reconciles the net deferred tax assets/liabilities per the income tax footnote to deferred tax assets and liabilities per the balance sheet:

	Balance Sheet	Footnote
Other current assets per balance sheet	$44,564
Less Other current assets – non deferred tax	(33,224)
Other current assets – deferred tax		11,340
Deferred income taxes – non-current per balance sheet	14,891
Less deferred income taxes – non-current – FIN 48 (1)	(318)
Deferred income taxes – non-current per footnote		14,572
Deferred and current income tax payable per balance sheet	(6,422)
Less current income tax payable	6,192
Deferred income taxes – current		(230)
Deferred and non-current income taxes payable per balance sheet	(3,518)
Less deferred income tax – non-current – FIN 48 (1)	3,518
Deferred income tax – non-current per footnote		----
Total net deferred tax asset		25,682

Total deferred tax assets per footnote		30,922
Total deferred tax liabilities per footnote		(5,240)
Net deferred tax asset per footnote		25,682

1)	FIN 48 has been appropriately excluded from the deferred tax analysis of the income tax footnote as it was deemed to be a long term liability as opposed to a deferred tax item.

***

In connection with responding to the Comment Letter, the Company acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K;

—	Staff comments or changes to disclosures in response to the Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please call me at (201) 267-8255.

Very truly yours,

/s/ Sallie A. DeMarsilis
Sallie A. DeMarsilis
Chief Financial Officer